

02033935

EXECUTED COPY

FORM 6-K

RECD S.E.C.

MAY 6 2002

070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 6, 2002

Telefónica Móviles, S.A.
(Exact name of Registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of Registrant's name into English)

PROCESSED

MAY 1 5 2002

THOMSON
FINANCIAL

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F _X_   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO _X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] <u>Not applicable</u>

TELEFÓNICA MÓVILES, S.A.

TABLE OF CONTENTS

ITEM		Sequential Page Number
1.	Notice of Corporate Action regarding Pegaso PCS, dated May 6, 2002	3



NOTICE OF CORPORATE ACTION

TELEFÓNICA MÓVILES, S.A.

Madrid, May 6, 2002.-

In accordance with the provisions of article 82 of Law 24/1988 of July 28th, on the Securities Market and ancillary regulations and for its submission to the public as a notice of corporate action, we hereby inform, as additional information to the notice of corporate action issued by the Company on March 7th, 2002, that Telefónica Móviles, S.A. and all the shareholders of the Mexican entity Pegaso Telecomunicaciones, S.A. de C.V. ("Pegaso PCS") have executed the definitive contracts for the acquisition by Telefónica Móviles, S.A. of approximately 65% of the capital stock of Pegaso PCS.

The final closing of the transaction is subject to obtaining the necessary approvals from the Mexican authorities.

The amount to be paid by Telefónica Móviles, S.A. for the 65% of Pegaso PCS is US$ 87 million. The total value of Pegaso PCS has been fixed in US$ 1.360 billion, including the financial debt, other non financial liabilities and the value of the equity of the company. From the total financial debt of Pegaso PCS which amounts US$ 1.127 billion, US$ 603 million consists of long-term credits provided by the vendors of the company. These amounts may vary depending on certain adjustments, provided however that the maximum amount of US$ 1.360 billion may not be increased.

Telefónica Móviles, S.A. and the Pegaso Group (the Mexican shareholder which will remain in the shareholding of Pegaso PCS) will assume the obligation of carrying out a capital increase in Pegaso PCS for a minimum amount of approximately US$ 326 million and a maximum amount of up to approximately US$ 488 million, 65% of which will be subscribed by Telefónica Móviles, S.A.

Subsequently, the companies currently owned by Telefónica Móviles, S.A. in the north of Mexico and Pegaso PCS would be integrated in a newly-formed entity. For this purpose, both groups have agreed the respective valuations of the contributions that imply that Telefónica Móviles, S.A. will own between 90% and 92% of the equity of such newly-formed entity, depending on the definitive amount of the aforesaid capital increase in Pegaso PCS. The Pegaso Group would own the remaining percentage.

Hence, it is hereby requested that this document be admitted on this day, May 1, 2002.

_____

Antonio Hornedo Muguiro
General Counsel of Telefónica Móviles, S.A.

Registro Mercantil Provincia de Madrid, Hoja M-246786, Tomo 14.837, Libro 0, Folio 155, Sección 8ª. C.I.F.- A-82573759. Sede Social, Goya, 24, 28001

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

By: /s/

Name: LUIS LADA

Title: CHAIRMAN & CEO

Date: May 6, 2002